EXHIBIT 12.2
SAN DIEGO GAS & ELECTRIC COMPANY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

						September 30,
	2007	2008	2009	2010	2011	2012
Fixed Charges and Preferred Stock Dividends:
Interest	$ 105	$ 107	$ 118	$ 153	$ 193	$ 163
Interest portion of annual rentals	3	1	1	1	1	1
Total fixed charges	108	108	119	154	194	164
Preferred stock dividends (1)	7	7	7	7	7	6
Combined fixed charges and preferred stock dividends for purpose of ratio	$ 115	$ 115	$ 126	$ 161	$ 201	$ 170
Earnings:
Pretax income from continuing operations	$ 406	$ 451	$ 550	$ 531	$ 692	$ 552
Total fixed charges (from above)	108	108	119	154	194	164
Less: Interest capitalized	3	13	4	1	1	-
Total earnings for purpose of ratio	$ 511	$ 546	$ 665	$ 684	$ 885	$ 716

Ratio of earnings to combined fixed charges and preferred stock dividends	4.44	4.75	5.28	4.25	4.40	4.21

Ratio of earnings to fixed charges	4.73	5.06	5.59	4.44	4.56	4.37

(1)	In computing this ratio, “Preferred stock dividends” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.